[redacted]

08027460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KDC Merger Arbitrage Fund, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue - Suite 1000
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KDC Merger Arbitrage Fund, LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

TAMMY L. LATSHAW
Notary Public, State of New York
No. 01LA6157316
Qualified in New York County
Commission Expires December 4, 2010

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KDC Merger Arbitrage Fund, LP

Statement of Financial Condition
December 31, 2007

KDC Merger Arbitrage Fund, LP
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of KDC Merger Arbitrage Fund, LP

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments, presents fairly, in all material respects, the financial position of KDC Merger Arbitrage Fund, LP at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2008

KDC Merger Arbitrage Fund, LP
Statement of Financial Condition
December 31, 2007

Assets		
Cash		$ 4,498,921
Investments owned, at fair value		
Investments owned	$ 300,041,450	
Investments owned, held by clearing broker	60,392,625	
		360,434,075
Unrealized gain on contracts for differences, at fair value		368,367
Receivable from brokers, dealers and clearing organizations		2,409,041,027
Dividends and interest receivable		91,424
Secured demand note receivable		2,000,000
Furniture and equipment, at cost, net of accumulated depreciation of $1,742,825		244,042
Other assets		1,170,508
Total assets		$ 2,777,848,364
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 10,000
Investments sold, but not yet purchased, at fair value		264,439,443
Payable to brokers, dealers and clearing organizations		2,384,972,047
Dividends payable		201,375
Secured demand note payable		2,000,000
Contribution received in advance		250,000
Withdrawals payable		15,013,019
Other liabilities		5,755,282
Total liabilities		2,672,641,166
Partners' capital		105,207,198
Total liabilities and partners' capital		$ 2,777,848,364

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2007

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Owned		
	Common Stocks		
	United States		
	Aerospace/Defense	$ 587,500	0.56 %
	Airlines	800,680	0.76 %
	Banks		
183,740	Citigroup Inc.	5,409,306	5.14 %
329,670	JPMorgan Chase & Co.	14,390,096	13.68 %
	Other	6,712,750	6.38 %
	Broadcasting		
527,800	Clear Channel Communications, Inc.	18,219,656	17.32 %
	Other	2,462,544	2.34 %
	Building Products	8,158,166	7.75 %
	Casino Hotels		
85,800	Harrah's Entertainment, Inc.	7,614,750	7.24 %
	Chemicals, Diversified	1,927,500	1.83 %
	Commercial Services	3,906,979	3.71 %
	Computer Software and Computer Services	2,150,744	2.04 %
	Consulting Services	646,500	0.61 %
	Data Processing/Management		
90,000	NAVTEQ Corporation	6,804,000	6.47 %
	Electronic Components - Semi-conductor	1,195,389	1.14 %
	Food and Food Services		
250,965	Dean Foods Company	6,489,955	6.17 %
	Gaming	893,250	0.85 %
	Insurance	3,400,110	3.23 %
	Medical/Pharmaceutical		
333,000	AmerisourceBergen Corporation	14,941,710	14.20 %
563,402	Johnson & Johnson	37,578,913	35.72 %
	Other	11,525,020	10.95 %
	Multimedia	5,172,345	4.92 %
	Oil Exploration and Production		
1,078,000	Chevron Corporation	100,609,740	95.63 %
	Other	197,000	0.19 %
	Other	19,682	0.02 %
	Rental Auto	925,344	0.88 %
	Retail - Home Furnishings	327,843	0.31 %
	Steel Products	1,403,335	1.34 %
	Telecommunications Service and Equipment		
603,750	Motorola, Inc.	9,684,150	9.20 %
	Other	2,515,263	2.39 %
	Total United States (cost $255,849,830)	276,670,220	262.97 %

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2007

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Common Stocks, continued		
	Australia		
	Minerals and Mining (cost $2,044,596)	$ 1,988,356	1.89 %
	Canada		
	Computer Software and Computer Services		
125,000	Cognos, Inc.	7,196,250	6.84 %
	Other	1,718,287	1.63 %
	Financial Services	972,239	0.92 %
	Medical/Pharmaceutical	3,247,400	3.09 %
	Minerals and Mining	5,073,497	4.82 %
	Telecommunications Service and Equipment	407,035	0.39 %
	Total Canada (cost $18,727,694)	18,614,708	17.69 %
	France		
	Computer Software and Computer Services		
115,000	Business Objects S.A. (cost $6,959,680)	7,003,500	6.66 %
	Germany		
	Banks	3,177,203	3.02 %
	Telecommunications Service and Equipment		
646,138	Deutsche Telekom AG	14,001,822	13.31 %
	Total Germany (cost $12,308,357)	17,179,025	16.33 %
	Netherlands		
	Data Processing/Management (cost $1,187,201)	1,031,161	0.98 %
	Spain		
	Multimedia	999,690	0.95 %
	Tobacco		
81,900	Altadis S.A.	5,941,581	5.65 %
	Total Spain (cost $6,914,970)	6,941,271	6.60 %
	Sweden		
	Computer Software and Computer Services (cost $434,126)	400,033	0.38 %
	United Kingdom		
	Telecommunications Service and Equipment		
753,375	Vodafone Group Public Ltd. Co. (cost $29,419,552)	28,115,955	26.73 %
	Total common stocks (cost $333,846,006)	357,944,229	340.23 %

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2007

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Warrants		
	United States		
	Other	$ 192,244	0.18 %
	Total warrants (cost $0)	192,244	0.18 %
	Government Bonds		
	United States		
	U.S. Treasury Bill	2,082,339	1.98 %
	Total government bonds (cost $2,058,184)	2,082,339	1.98 %
	Exchange Traded Equity Options		
	United States		
	Multimedia	88,263	0.08 %
	Financial Services	127,000	0.12 %
	Total exchange traded equity options (cost $529,420)	215,263	0.20 %
	Total investments owned (cost $336,433,610)	$ 360,434,075	342.59 %
	Contracts for Differences		
	United States	$ 327,053	0.31 %
	United Kingdom	41,314	0.04 %
	Total contracts for differences	$ 368,367	0.35 %

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2007

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Sold, but Not Yet Purchased		
	Common Stocks		
	United States		
	Banks		
(183,740)	Citigroup Inc.	$ (5,409,306)	(5.14)%
(329,700)	JPMorgan Chase & Co.	(14,391,405)	(13.68)%
	Broadcasting		
(456,000)	Clear Channel Communications, Inc.	(15,741,120)	(14.96)%
	Computer Software and Computer Services	(935,915)	(0.89)%
	Food and Food Services		
(250,890)	Dean Foods Company	(6,488,015)	(6.17)%
	Medical/Pharmaceutical		
(333,000)	AmerisourceBergen Corporation	(14,941,710)	(14.20)%
(563,402)	Johnson & Johnson	(37,578,913)	(35.72)%
	Other	(385,350)	(0.37)%
	Multimedia	(5,159,954)	(4.90)%
	Oil Exploration and Production		
(1,078,028)	Chevron Corporation	(100,612,353)	(95.63)%
	Telecommunications Service and Equipment		
(603,789)	Motorola, Inc.	(9,684,776)	(9.21)%
	Other	(753,433)	(0.72)%
	Total United States (proceeds $200,015,214)	(212,082,250)	(201.59)%
	Bermuda		
	Diversified Manufacturing (proceeds $517,942)	(533,290)	(0.51)%
	Canada		
	Banks	(3,621,731)	(3.44)%
	Financial Services	(656,280)	(0.62)%
	Oil Exploration and Production	(1,709,455)	(1.62)%
	Total Canada (proceeds $6,419,885)	(5,987,466)	(5.68)%
	Germany		
	Telecommunications Service and Equipment		
(645,987)	Deutsche Telekom AG (proceeds $10,211,930)	(13,998,538)	(13.31)%
	United Kingdom		
	Telecommunications Service and Equipment		
(753,375)	Vodafone Group Public Ltd. Co. (proceeds $33,495,573)	(28,115,955)	(26.72)%
	Total common stocks (proceeds $250,660,544)	(260,717,499)	(247.81)%

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Fund, LP
Condensed Schedule of Investments
December 31, 2007

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Exchange Traded Equity Options		
	United States		
	Financial Services	$ (47,500)	(0.05)%
	Total exchange traded equity options (proceeds $205,760)	(47,500)	(0.05)%
	Foreign Currency Balance		
	Canadian dollars	(3,674,444)	(3.49)%
	Total foreign currency (proceeds $3,657,932)	(3,674,444)	(3.49)%
	Total investments sold, but not yet purchased (proceeds $254,524,236)	$ (264,439,443)	(251.35)%

* Approximately $253 million of investments owned and investments sold, but not yet purchased, are identical investments.

The accompanying notes are an integral part of this financial statement.

1. Organization and Activities

KDC Merger Arbitrage Fund, LP (the "Partnership"), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. The Partnership engages primarily in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers), the related trading of securities and options, and securities lending.

Kellner DiLeo & Co., LLC is the General Partner of the Partnership.

2. Significant Accounting Policies

Basis of Presentation
The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Investment Transactions
Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on investments owned and on investments sold, but not yet purchased, are recognized on the ex-dividend date.

Investments which are listed on a national securities exchange are valued by the Partnership at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by the General Partner, are valued at estimated fair value as determined in good faith by the General Partner, based on, among other things, the type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by the General Partner is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Foreign Currency Translation
The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign currency exchange rates.

Fixed Assets
Depreciation of furniture and equipment is computed by using the straight-line method over the estimated useful lives of the related assets (generally seven years). Computer equipment is depreciated over five years. Communications equipment is depreciated over ten years.

Withdrawals Payable
The Partnership recognizes withdrawals pursuant to FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, as effected by FASB Staff Position No. FAS 150-3. Withdrawals are recognized as liabilities, net of incentive allocation, when the amount requested in the withdrawal notice becomes fixed. This generally may occur either at the time of the receipt of the notice, or on the last day of a fiscal period, depending on the nature of the request. As a result, withdrawals paid after the end of the year, but based upon year-end capital balances are reflected as withdrawals payable at December 31, 2007. Withdrawal notices received for which the dollar amount is not fixed remains in capital until the amount is determined. Withdrawals payable are treated as capital for purposes of allocations of gains and losses pursuant to the Partnership's governing documents.

Income Taxes
As a partnership, the Partnership itself is not subject to U.S. Federal income taxes; each Partner is individually liable for income taxes, if any, on its share of the Partnership's net taxable income. Interest, dividends and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of the securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

Clearing Agreement
The Partnership clears certain of its investments through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2007, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

Accounting Developments
In July 2006, the Financial Accounting Standards Board issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* (the "Interpretation"). The Interpretation establishes for all entities a minimum threshold for financial statement recognition of the benefit of tax positions taken (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2007, and is to be applied to all open tax

years as of the date of effectiveness. The General Partner has evaluated the application of the Interpretation to the Partnership and does not expect any impact on the Partnership's financial statements.

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. FAS 157 was effective January 1, 2008. The Partnership is currently assessing the effect of implementing this guidance.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2007 consist of the following:

Securities borrowed	$ 2,398,976,620
Other amounts due from brokers, dealers and clearing organizations	10,064,407
Total receivable	$ 2,409,041,027
Securities loaned	$ 2,355,359,938
Other amounts payable to brokers, dealers and clearing organizations	29,612,109
Total payable	$ 2,384,972,047

4. Investments Owned and Investments Sold, but Not Yet Purchased

Under SFAS 140, investments owned which can be resold or re-hypothecated by the holder have been reclassified on the statement of financial condition to investments owned and held by clearing broker.

Investments sold, but not yet purchased, represent obligations of the Partnership to deliver specified investments at the contracted prices and thereby create a liability to repurchase the investments in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy investments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Partnership has loaned to brokers and dealers, securities having a market value of $2,272,098,551. In addition, the Partnership has borrowed from brokers and dealers, securities having a market value of $2,305,778,058.

5. Bank Loans

Bank loans at December 31, 2007 consist of demand loans of $10,000, which bear interest at a rate of 5%. Such loans are fully collateralized by certain of the Partnership's marketable securities which are valued at $1,407,050 on December 31, 2007.

6. Financial Instruments

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and interest rates. These transactions

include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Partnership may enter into contracts for differences ("CFD's") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the statement of financial condition.

A summary of the fair value of the Partnership's derivative financial instruments follows:

	Fair Value as of December 31, 2007	
	Long	**Short**
Equity options	$ 215,263	$ (47,500)
Contracts for differences	$ 368,367	-
Warrants	$ 192,244	-

The majority of the Partnership's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Partnership. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

7. Commitments and Contingencies

The Partnership is obligated under a lease commitment for its office space, which expires on December 31, 2009. The lease contains provisions for operating and tax escalations based on increased costs by the lessor. The minimum rental commitment under this lease at December 31, 2007 is as follows:

2008	$ 487,408
2009	487,408
	$ 974,816

At December 31, 2007, the Partnership is contingently liable for letters of credit aggregating $1,029,500, none of which are collateralized by any of the Partnership's marketable securities. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations. In addition, at December 31, 2007, the Partnership had $10,037,464 of investments owned, which have been deposited as collateral with a clearing organization to satisfy margin deposits.

The Partnership has entered into a $2 million Secured Demand Note Agreement with another broker-dealer. The note matures on March 31, 2008, and pays interest at an annual rate of 4%. The Partnership's obligation under the note is collateralized by a U.S. Treasury Bill with a market value of approximately $2.1 million at December 31, 2007.

8. Related Party Transactions

In the normal course of business, the Partnership pays certain expenses on behalf of its affiliated entities. The timing and payment of these amounts periodically causes payables and receivables between the Partnership and the affiliated entities.

The Partnership serves as the investment advisor to an affiliated entity. The Partnership receives a management fee at the rate of 1.5% per annum, payable in arrears, based on the net asset value of the limited partner accounts of such affiliated entity.

The Partnership also provides administrative services to certain affiliated entities. The Partnership is reimbursed for all expenses incurred in connection with the provision of services to such affiliated entities. As stipulated in the Partnership's service agreement, the Partnership receives a monthly fee based upon the net assets of the affiliated entities.

At December 31, 2007, approximately $21.6 million of limited partners' capital is owned or controlled by members or affiliates of the General Partner. Of this amount, approximately $19.5 million relates to an investment by a partnership organized and managed by the General Partner, where substantially all the limited partners are unaffiliated investors.

Other assets at December 31, 2007 include receivables from affiliated entities and management and administrative fees receivable totaling approximately $510,000 and a note receivable from a member of the General Partner of approximately $501,000, with a maturity date of January 1, 2008 and a variable interest rate.

Withdrawals payable as of December 31, 2007 include $1,891,203 payable to the General Partner.

9. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. The Partnership has net capital of $83,727,435 at December 31, 2007, which exceeds requirements by $83,477,435.

Anticipated partners' capital withdrawals of approximately $136,500 are expected within the six months following December 31, 2007.

The Partnership claims exemption under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(i), since it maintains no customer accounts.

END